April 14, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Kenneth A. Swanstrom
Chief Executive Officer
Penn Engineering & Manufacturing Corp.
5190 Old Easton Road
Danboro, PA 18916

Re: 	Penn Engineering & Manufacturing Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 001-05356

Dear Mr. Swanstrom:

     We have completed our review of your preliminary proxy statement on Schedule 14A and related filings and have no further comments at this time.

      If you have any questions, please do not hesitate to call
Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at (202) 942-2842.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Frederick W. Dreher
Mr. Richard L. Cohen
Duane Morris LLP
One Liberty Place
Philadelphia, PA 19103
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Mr. Kenneth A. Swanstrom
April 12, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE